UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*
MANHATTAN BRIDGE CAPITAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
562803106
(CUSIP Number)

Joshua Zamir
Capstone Equities Capital Management, LP, 14 Wall Street, Suite 5G, New York, NY 10005    Tel:(212) 661-6340

Michael Glickstein
G Asset Management, LLC, 546 Fifth Avenue, 14th Floor, New York NY 10036    Tel: (646) 840-5417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 7, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Capstone Equities Capital Management, LP
2.	Check the Appropriate Box if a Member of a Group
(a) [] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Capstone Equities GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Capstone Equities Manager, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joshua Zamir
2.	Check the Appropriate Box if a Member of a Group
(a) [] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
G Value Fund, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 12,533
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 12,533
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,533
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
G Real Estate Partners, LP
2.	Check the Appropriate Box if a Member of a Group
(a) [] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 152,334
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 152,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
G REAL ESTATE PARTNERS GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 152,334
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 152,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
G Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 172,787
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 172,787
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Glickstein
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X ]
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,000
	8.	Shared Voting Power 172,787
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 172,787
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

Item 1	Security and Issuer

This statement amends the Schedule 13D initially filed on September 9, 2011, relating to the common stock, par value $0.001 (the "Common Stock") of Manhattan Bridge Capital, Inc. (the "Company"). The Company's principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021.

As a result of the transactions disclosed in this Schedule 13D, the Reporting Persons (as defined below) beneficially own less than 5% of the outstanding Common Stock of the Company. Consequently, this Schedule 13D constitutes an exit filing, and the related reporting obligations for the Reporting Persons relating to the Common Stock of the Company have ceased.

Item 2	Identity and Background

(a)  This statement is filed by:

(i)  Capstone Equities Capital Management, LP, a Delaware limited partnership ("CECM”), with respect to the shares of Common Stock directly owned by it;

(ii)  Capstone Equities GP, LLC, a Delaware limited liability company ("Capstone GP"), with respect to the shares of Common Stock directly owned by CECM;

(iii)  Capstone Equities Manager, LLC, a Delaware limited liability company ("Capstone Manager"), with respect to the shares of Common Stock directly owned by CECM, which serves as the investment manager to CECM; and

(iv)  Joshua Zamir, with respect to the shares of Common Stock directly owned by CECM, Capstone GP and Capstone Manager, over which Mr. Zamir has investment discretion as the managing member.

(v) G Value Fund, LLC, a Delaware limited liability company (“GVF”), with respect to the shares of Common Stock directly owned by it;

(vi) G Real Estate Partners, LP, a Delaware limited partnership (“G RE Partners”), with respect to the shares of Common Stock directly owned by it;

(vii) G Real Estate Partners GP, LLC,  a Delaware limited liability company (“GREGP”), with respect to the shares of Common Stock directly owned by G RE Partners;

(vii) G Asset Management, LLC, a Delaware limited liability company (“GAM”), with respect to the shares of Common Stock directly owned by GVF, G RE Partners and a certain managed account, which serves as the investment manager to GVF, G RE Partners, and a certain managed account;

(ix) Michael Glickstein, with respect to the shares of Common Stock directly owned by GVF, G RE Partners, GAM (through a certain managed account) and shares that he solely owes for his personal account over which Mr. Glickstein has investment discretion.  Mr. Glickstein serves as the managing member of GREGP and GAM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of CECM, Capstone GP, Capstone Manager and Mr. Zamir is 14 Wall Street, Suite 5G, New York, NY 10005.

The address of the principal business and principal office of GVF, G RE Partners, GREGP, GAM and Mr. Glickstein is 546 Fifth Avenue, 14th Floor, New York NY 10036.

(c)  The principal business of CECM is serving as a private investment limited liability company. The principal business of Capstone GP is serving as a general partner to CECM. The principal business of Capstone Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of CECM. Mr. Zamir serves as the Managing Member of Capstone GP and Capstone Manager.

The principal business of GVF is serving as a private investment limited liability company.  The principal business of G RE Partners is serving as a private investment limited partnership. The principal business of GREGP is serving as a general partner to G RE Partners. The principal business of GAM is that of an investment manager engaging in the purchase and sale of securities on behalf of GVF, G RE Partners, and a certain managed account.  Mr. Glickstein serves as the managing member of GREGP (the General Partner of G RE Partners) and GAM. GAM is the managing member of GVF.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of
Common Stock directly owned by CECM, GVF and G RE Partners, a certain managed account and shares held personally by Mr. Glickstein, is approximately $308,169.43. Mr. Zamir does not directly own any shares of Common Stock.

Item 4	Purpose of Transaction

Pursuant to the original 13D filed on September 9, 2011 and first amendment to 13D filed on December 29, 2011, the Reporting Persons have determined that together, they no longer are a Group and disclaim any existence of a Group.  Furthermore, the Reporting Persons are no longer beneficial owners of more than 5% of the Common Stock of the Company. Accordingly, this Amendment No. 2 is the Reporting Persons’ final amendment to Schedule 13D and is an exit filing.

Item 5	Interest in Securities of the Issuer

A.   Capstone Equities Capital Management, LP

(a)  Aggregate number of shares beneficially owned: -0- Percentage: 0.0% The percentages used herein and in the rest of Item 5 are calculated based upon the 4,324,459 shares of Common Stock issued and outstanding as of May 8, 2012 as reflected in the Company's Form 10-Q filed on May 8, 2012.
(b)           1.   Sole power to vote or direct vote: -0-
                2.   Shared power to vote or direct vote: -0-
                3.   Sole power to dispose or direct the disposition: -0-
                4.   Shared power to dispose or direct the disposition: -0-
(c)  CECM sold all its shares of the Common Stock beneficially owned on August 7, 2012.
(d)  Capstone GP, the General Partner of CECM, has the power to direct the affairs of CECM, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Zamir is the Managing Member of Capstone GP and in that capacity directs its operations.
(e)  Not applicable.

B.   Capstone Equities GP, LLC

(a)  Aggregate number of shares beneficially owned: -0-
Percentage: 0.0%
(b)           1.   Sole power to vote or direct vote: -0-
                2.   Shared power to vote or direct vote: -0-
                3.   Sole power to dispose or direct the disposition: -0-
                4.   Shared power to dispose or direct the disposition: -0-
(c)  Capstone GP sold all its shares of the Common Stock beneficially owned by CECM on August 7, 2012.
(d)  Not applicable.
(e)  Not applicable.

C.   Capstone Equities Manager, LLC

(a)  Aggregate number of shares beneficially owned: -0-
Percentage: 0.0%
(b)           1.   Sole power to vote or direct vote: -0-
                2.   Shared power to vote or direct vote: -0-
                3.   Sole power to dispose or direct the disposition: -0-
                4.   Shared power to dispose or direct the disposition: -0-
                            (c)  Capstone Manager sold all its shares of the Common Stock beneficially owned by CECM on August 7, 2012.
(d)  Not applicable.
(e)  Not applicable.

D.   Joshua Zamir

(a)  Aggregate number of shares beneficially owned: -0-
Percentage: 0.0%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote: -0-
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: -0-
(c)  Joshua Zamir sold all its shares of the Common Stock beneficially owned by CECM on August 7, 2012.
(d)  Not applicable.
(e)  Not applicable.

E.   G Value Fund, LLC

(a)  Aggregate number of shares beneficially owned: 12,533
Percentage: 0.3%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote: 12,533
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: 12,533
(c)  G Value Fund, LLC has not purchased any Common Stock within the last sixty days.
(d)  Not applicable.
(e)  Not applicable.

F.   G Real Estate Partners, LP

(a)  Aggregate number of shares beneficially owned: 152,334
Percentage: 3.5%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote: 152,334
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: 152,334
(c)  G RE Partners sold 1,703 shares of Common Stock in the past sixty days as follows:

Date                            Quantity                                         Price per share
6-4-12                                40                                                     $1.00
6-4-12                                803                                                   $0.98337
6-14-12                              860                                                   $1.03

(d)  Not applicable.
(e)  Not applicable.

G.   G Real Estate Partners GP, LLC

(a)  Aggregate number of shares beneficially owned: 152,334
Percentage: 3.5%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote: 152,334
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: 152,334
(c)  GREGP did not purchase any Common Stock within the last sixty days except indirectly through G RE Partners set forth above.
(d)  Not applicable.
(e)  Not applicable.

H.   G Asset Management, LLC

(a)  Aggregate number of shares beneficially owned: 172,787
Percentage: 4.0%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote: 172,787
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: 172,787
(c)  G Asset Management, LLC, did not purchase any Common Stock within the last sixty days except as indirectly through G RE Partners set forth above.
(d)  Not applicable.
(e)  Not applicable.

I.   Michael Glickstein

(a)  Aggregate number of shares beneficially owned: 179,787
Percentage: 4.2%
(b)           1.   Sole power to vote or direct vote: 7,000
                2.   Shared power to vote or direct vote: 172,787
                3.   Sole power to dispose or direct the disposition: 7,000
                4.   Shared power to dispose or direct the disposition: 172,787
(c)  Mr. Glickstein for his own account, did not purchase any Common Stock within the last sixty days.
(d)  Not applicable.
(e)  Not applicable.

J.   Total Group (entities controlled by Mr. Zamir and Mr. Glickstein) Ownership
(a)  Aggregate number of shares beneficially owned:
Percentage: 4.2%
(b)           1.   Sole power to vote or direct vote: 0
                2.   Shared power to vote or direct vote:
                3.   Sole power to dispose or direct the disposition: 0
                4.   Shared power to dispose or direct the disposition: 4.2%
(c)  None of the reporting persons listed above purchased or sold any Common Stock within the last sixty days except through G RE Partners set forth above and all of the Capstone Equities liquidating their full position in the Common Stock.
(d)  Not applicable.
(e)  Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 7, 2012, a copy of which is attached hereto as Exhibit 99.1.

Item 7	Material to Be Filed as Exhibits

99.1
Joint Filing Agreement, dated as of August 7, 2012, by and among Capstone Equities Capital Management, LP, Capstone Equities GP, LLC, Capstone Equities Manager, LLC, Joshua Zamir, G Value Fund, LLC, G Real Estate Partners, LP, G Real Estate Partners GP, LLC, G Asset Management, LLC, and Michael Glickstein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 7, 2012

/s/ Joshua Zamir

Joshua Zamir, individually, and as Managing Member of Capstone Equities Manager, LLC, and as Managing Member of Capstone Equities GP, LLC, for itself and as General Partner of Capstone Equities Capital Management, LP

/s/ Michael Glickstein

Michael Glickstein, individually, and as Managing Member of G Real Estate Partners GP, LLC for itself and as the General Partner of G Real Estate Partners, LP, and as Managing Member of G Asset Management, LLC